FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2001

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)
(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F    X                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes                        No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)

Item 1.	Reporting Issuer

ENERGY POWER SYSTEMS LIMITED, 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.	Date of Material Change

December 14, 2001.

Item 3.	Press Release

The Press Release was disseminated via BCE Emergis via North American Disclosure on December 14, 2001.

Item 4.	Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit “A”.

Item 5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.	Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.	Omitted Information

No information has been omitted in respect of the material change.

Item 8.	Senior Officer

Sandra J. Hall, Secretary (416) 861-1484.

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 14th day of December, 2001.

ENERGY POWER SYSTEMS
LIMITED

Per: “Sandra J. Hall”
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED (formerly: Engineering Power Systems Limited)

Date: December 18, 2001	By:	/s/ Sandra J. Hall

Sandra J. Hall, Secretary & Director

EXHIBIT LIST

Exhibit	Description

99.1	News Release